SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934

                             (AMENDMENT NO. 11)

                     AMPAL - AMERICAN ISRAEL CORPORATION
                         --------------------------
                              (Name of Issuer)

                  Class A Stock, par value $1.00 per share
                         --------------------------
                       (Title of Class and Securities)

                                 032015 10 9
                         --------------------------
                    (CUSIP Number of Class of Securities)

                         Kenneth L. Henderson, Esq.
               Robinson Silverman Pearce Aronsohn & Berman LLP
                         1290 Avenue of the Americas
                          New York, New York  10104
                               (212) 541-2000

                         --------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                     N/A
                         --------------------------
                        (Date of Event which Requires
                          Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule
13d-1(b)(3) or (4), check the following:     [ ]

Check the following box if a fee is being paid with this Statement:   [ ]

                                SCHEDULE 13D

CUSIP No. 032015-10-9
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     REBAR FINANCIAL CORP.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                 (b)  [ ]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS

     AF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                             [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     BRITISH VIRGIN ISLANDS
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               7    SOLE VOTING POWER

                    11,115,112
NUMBER OF      --------------------------------------------------------------
SHARES         8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY            0
EACH           --------------------------------------------------------------
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON WITH
                    11,115,112
               --------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,115,112
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                  [ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     60.81%
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14   TYPE OF REPORTING PERSON*

     CO
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          This statement constitutes Amendment No. 11 to the Statement on
Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Rebar Financial Corp. ("Rebar") in connection with its beneficial ownership of shares of Class A Stock ("Class A Stock") of Ampal-American Israel Corporation, a New York corporation (the "Issuer"). Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration

          Item 3 is hereby amended and supplemented by adding the following:

          (b) Rebar used funds contributed or advanced by the Principals to make the open market purchases of the shares of Class A Stock reported herein.


Item 4.   Purpose of the Transaction

          This amendment is being filed to report the acquisition by Rebar of an additional 222,060 shares of the Issuer's Class A Stock, purchased since the filing of its most recent amendment to its Schedule 13D and purchased prior to the filing of its most recent amendment to its Schedule 13D but not previously reported. This amendment is also being filed to correct certain previously reported information. All of the shares were acquired for investment purposes and in order to increase Rebar's equity stake in the Issuer. Other than as previously set forth in its Schedule 13D and amendments thereto, Rebar has no plans or proposals with respect to the Issuer's Class A Stock.

Item 5.   Interest in Securities of the Issuer.

          Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

          (a) Based on 18,278,812 shares of Class A Stock of the Issuer outstanding at July 30, 1999 as set forth in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1999, Rebar holds approximately 60.81% of the issued and outstanding Class A Stock of the Issuer.

          (c) Rebar made the following purchases of Class A Stock in open market transactions since the filing of its most recent amendment to its
Schedule 13D or in transactions that were not previously reported:

Date                 No. Shares    Price per Share     Total Price
----                 ---------     ---------------     -----------
January 6, 1999        13,000            4.00          $52,000.00
December 1, 1998       88,760            5.00          443,800.00
October 21, 1998        5,000            3.50           17,500.00
October 19, 1998        4,500            3.50           15,750.00
February 12, 1998      21,100            4.9375        104,181.25
April 25, 1997         10,000            5.00           50,000.00
April 3, 1997          10,000            5.00           50,000.00
February 7, 1997        5,000            5.75           28,750.00
February 5, 1997       13,100            5.75           75,325.00
February 5, 1997        3,000            5.625          16,875.00
February 4, 1997        9,200            5.625          51,750.00
January 6, 1997         9,800            5.00           49,000.00
December 31, 1996       8,000            4.75           38,000.00
December 30, 1996       3,700            4.75           17,575.00
December 20, 1996       2,300            4.8125         11,068.75
December 19, 1996       7,600            4.625          35,150.00
December 18, 1996       6,000            4.5625         27,375.00
December 18, 1996       1,000            4.625           4,625.00
December 17, 1996       1,000            4.5625          4,562.50
                        -----            ------          --------

TOTALS:               222,060                       $1,093,287.50
                      =======                       =============

          (d) The following table sets forth corrected information with respect to certain open market purchases of Class A Stock of the Issuer reported on prior amendments to its Schedule 13D:

Purchase Date        No. Shares    Price per Share      Total Price
-------------        ----------    ---------------      -----------
November 25, 1998      11,400            4.05          $46,170.00
December 23, 1997       3,800            4.9375         18,762.50
December 17, 1997      12,000            4.9896         59,875.20
April 24, 1997         60,500            5.02          303,710.00
April 23, 1997        128,100            5.02          643,062.00
April 21, 1997        271,000            5.03        1,363,130.00

          (e) The information in Item 5 of Amendment No. 7 to the Schedule 13D is hereby amended by deleting the following purchases of Class A Stock which were reported in error:

Date                 No. Shares    Price per Share      Total Price
----                 ----------    ---------------      -----------
December 10, 1997      10,000            4.9375         49,375.00
December 10, 1997      10,000            4.9375         49,375.00


          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        REBAR FINANCIAL CORP.


                                        By:/s/ Raz Steinmetz
                                           ---------------------
                                        Name:   Raz Steinmetz
                                        Title:  President

Dated: September 12, 1999